B.O.S BETTER ONLINE SOLUTIONS LTD.
Beit Rabin, Teradyon Industrial Park,
Misgav, 20179
Israel

December 5, 2006

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Dear Sirs:

        Pursuant to Rule 461 under the Securities Act of 1993, as amended, B.O.S Better Online Solutions Ltd. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form F-3 relating to 645,720 ordinary shares of the Company (Registration No. 333-137153) be accelerated so that the Registration Statement will become effective by 4:00 P.M. on December 5, 2006 or as soon thereafter as practicable.

        The Company hereby acknowledges the following:

—	Should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, B.O.S BETTER ONLINE SOLUTIONS LTD. By: /s/ Nehemia Kaufman —————————————— Nehemia Kaufman Chief Finance Officer